UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 29, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hawaiian Telcom Communications, Inc.

File No. 333-131152-01 - CF#21900

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Hawaiian Telcom Communications, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 31, 2008.

Based on representations by Hawaiian Telcom Communications, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.21	through July 5, 2010
Exhibit 10.22	through July 5, 2010
Exhibit 10.27	through July 5, 2010
Exhibit 10.29	through July 5, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Kathleen Krebs
Special Counsel